Mail Stop 6010

September 10, 2008

VIA U.S. MAIL

Mr. Perry Kou
Chief Financial Officer
O2Micro International Limited
Grand Pavilion Commercial Centre
West Bay Road
P.O. Box 32331
Grand Cayman KYI-1209, Cayman Islands

      **Re: O2Micro International Limited
              Form 20-F for the year ended December 31, 2007
              Filed June 25, 2008**

Dear Mr. Kuo:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Angela Crane
              Accounting Branch Chief